SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Unity Biotechnology, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

91381U 101

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 91381U 101		Page 2 of 7

1	NAME OF REPORTING PERSON WuXi PharmaTech Healthcare Fund I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,477,987 common stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,477,987 common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,477,987 common stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%*
12	TYPE OF REPORTING PERSON HC

*

Percentage calculated based on 52,040,018 shares of common stock, par value $0.0001 per share, being the shares of common stock outstanding as of July 27, 2020, as reported in Issuer’s Form 10-Q as filed with the Securities and Exchange Commission on July 31, 2020.

SCHEDULE 13G

CUSIP No. 91381U 101		Page 3 of 7

1	NAME OF REPORTING PERSON WuXi AppTec Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,477,987 common stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,477,987 common stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,477,987 common stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%*
12	TYPE OF REPORTING PERSON HC

*

Percentage calculated based on 52,040,018 shares of common stock, par value $0.0001 per share, being the shares of common stock outstanding as of July 27, 2020, as reported in Issuer’s Form 10-Q as filed with the Securities and Exchange Commission on July 31, 2020.

SCHEDULE 13G

CUSIP No. 91381U 101		Page 4 of 7

Item 1(a).	Name of Issuer

Unity Biotechnology, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

285 East Grand Avenue, South San Francisco, CA 94080

Item 2(a).	Name of Person Filing

This Schedule 13G is being jointly filed by the following reporting persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	WuXi PharmaTech Healthcare Fund I L.P. (“WuXi PharmaTech”); and

(ii)	WuXi AppTec Co., Ltd. (“WuXi AppTec”).

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131 PRC.

Item 2(c).	Citizenship

The citizenship of WuXi PharmaTech is Cayman Islands. The citizenship of WuXi AppTec is People’s Republic of China.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number

91381U 101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a) Amount beneficially owned:

(i) WuXi PharmaTech directly owns 1,477,987 shares of Issuer’s Common Stock. WuXi PharmaTech is an indirect wholly owned subsidiary of WuXi AppTec. WuXi AppTec, through the ownership described herein, may be deemed to beneficially own the shares held by WuXi PharmaTech.

SCHEDULE 13G

CUSIP No. 91381U 101		Page 5 of 7

(ii) As of May 2, 2018, the date of the Issuer’s initial public offering, WuXi PharmaTech owned 3,251,142 shares of common stock of the Issuer, or 7.7% of the total outstanding common stock as of that date. WuXi PharmaTech disposed of an aggregate of 1,773,155 shares as of August 17, 2020 and no longer is subject to the filing requirement of Schedule 13G.

(b) Percent of class:

See Row 11 of the cover page for each Reporting Person.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote See Row 5 of the cover page for each Reporting Person.

(ii) Shares power to vote or to direct the vote See Row 6 of the cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of See Row 7 of the cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of See Row 8 of the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

The response to Item 4(a) is incorporated herein by reference.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G

CUSIP No. 91381U 101		Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2021

WuXi PharmaTech Healthcare Fund I L.P.

By:	/s/ Edward Hu
Edward Hu, Authorized Signatory

WuXi AppTec Co., Ltd.

By:	/s/ Edward Hu
Edward Hu, Authorized Signatory

SCHEDULE 13G

CUSIP No. 91381U 101		Page 7 of 7

EXHIBIT INDEX

Exhibit Number	Description
99.1	Joint Filing Agreement by WuXi PharmaTech Healthcare Fund I L.P. and WuXi AppTec Co., Ltd., dated as of January 7, 2021.